SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 -K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated June 3, 2004

(Commission File No. 1-15024)

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

(Name of Registrant)

Ramon Cojuangco Building

Makati Avenue, Makati City

Philippines 0721

(Address of Principal Executive Officers)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: y Form 40-F: o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes: o No: y

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation by Regulation S-T Rule 101 (b) (7):

Yes: o No: y

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes: o No: y

Enclosure:

A copy of the press release that is being issued today by Philippine Long Distance Telephone Company, entitled “PLDT, AT&T SIGN EXTENSION AGREEMENT”.

3 June 2004	SECURITY CODE: CM-040

The Philippine Stock Exchange

Disclosure Department

4th Floor PSE Centre

Exchange Road, Ortigas Center

Pasig City

Attention: Ms. Jurisita M. Quintos

Senior Vice President

Ladies and Gentlemen:

Enclosed is a copy of a Current Report under Section 17 of the Securities Regulation Code (“SRC”) with a copy of the press release entitled “PLDT, AT&T SIGN EXTENSION AGREEMENT ”.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Respectfully yours,

FLORENTINO D. MABASA, JR.

Assistant Corporate Secretary

3 June 2004

SECURITIES & EXCHANGE COMMISSION

Corporation Finance Department

SEC Building, EDSA

Mandaluyong City

Attention: Director Justina F. Callangan

Corporation Finance Department

Gentlemen:

Re : Philippine Long Distance Telephone Company

SEC Registration No. PW-55

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith five (5) copies of a Current Report with a copy of the press release entitled “PLDT, AT&T SIGN EXTENSION AGREEMENT ”.

Respectfully yours,

FLORENTINO D. MABASA, JR.

Assistant Corporate Secretary

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE (“SRC”)

1.                  3 June 2004

(Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of registrant as specified in its charter

5. PHILIPPINES 6. _____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 814-3664

Registrant's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class Number of Shares of Common Stock

Licensed and Amount of Debt Outstanding

Attached hereto is a copy of the press release entitled “PLDT, AT&T SIGN EXTENSION AGREEMENT ”.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY FLORENTINO D. MABASA, JR. Assistant Corporate Secretary

Date: 3 June 2004

Distribution Copies: 5 copies – Securities & Exchange Commission

1 copy - Philippine Stock Exchange

1 copy - Company Secretary

PLDT, AT&T sign extension agreement

MANILA, Philippines, June 3, 2004 – Philippine Long Distance Telephone Co. and US-based phone firm AT&T have recently agreed to extend their interim agreement involving termination rates.

Alfredo S. Panlilio, PLDT Senior Vice President and Head of International and Carrier Business Group, said PLDT and AT&T were both pleased to have arrived at this agreement as they continue to explore ways to reach mutually acceptable rates without disrupting delivery of services to each other’s customers.

Last January, PLDT and AT&T signed an interim agreement that will expire by the end of June this year. Both parties have now agreed to extend the interim rates agreed upon in the earlier agreement until the end of December 2004.

The termination rates determine how much local and foreign carriers will charge for carrying traffic through each other’s network.

“This is a welcome development for both parties. It just shows the desire of both PLDT and AT&T to ensure the best services for customers at the best prices. With this new interim agreement, we have a stable basis for the rates we charge customers,” said Panlilio.

“The telecommunications business is rapidly changing and all telecommunications entities face big challenges. We plan to take that into consideration when arriving at mutually agreeable rates,” added Panlilio.

The US Federal Communications Commission and the Philippines’ National Telecommunications Commission have also been helping US and local carriers come up with a reasonable rate scheme to ensure the viability of these companies and thereby protect consumers who depend on the telecommunications services of these companies.

Last year PLDT also had several agreements with other US carriers such as Sprint Communications and MCI Worldcom International regarding termination rates. PLDT also holds regular dialogues with these other carriers in order to arrive at mutually acceptable rates.

XXX

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its three principal business groups – fixed line, wireless and information communications technology – PLDT offers a wide range of telecommunications services across the Philippines’ most extensive fiber optic backbone and fixed line, cellular and satellite network.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American depositary shares are listed on the New York Stock Exchange (NYSE:PHI) and the Pacific Exchange. PLDT has one of the largest market capitalizations among Philippine listed companies.

Further information can be obtained by visiting the web at www.pldt.com.ph.

Contact person:

Menardo G. Jimenez, Jr.

First Vice President, Corporate Communications and Public Affairs

Tel. No. 816-8468

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant had duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By: FLORENTINO D. MABASA, JR.

Assistant Corporate Secretary

Date: June 3, 2004